UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-56082

(Check One):◻ Form 10-K ◻ Form 20-F ◻ Form 11-K ⌧ Form10-Q ◻ Form 10-D ◻ Form N-CEN ◻ Form N-CSR

For Period Ended:June 30, 2026

◻Transition Report on Form 10-K

◻Transition Report on Form 20-F

◻Transition Report on Form 11-K

◻Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Lodging Fund REIT III, Inc.

Full Name of Registrant

N/A

Former Name, if Applicable

1635 43rd Street South, Suite 205

Address of Principal Executive Office (Street and Number)

Fargo, North Dakota 58103

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

◻(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

Lodging Fund REIT III, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 (the "2026 Q2 10-Q") within the prescribed time period without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Samuel C. Montgomery(701)630-6500

(Name)(Area Code)(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).◻ Yes⌧ No

◾	Annual Report on Form 10-K for the fiscal year ended December 31, 2025
◾	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?⌧ Yes ◻ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given the Company’s ongoing work described above on the preparation and finalization of the quarterly financial statements to be included in the 2026 Q2 10-Q, the Company is not in a position at this time to provide a reasonable estimate of any anticipated change in results of operations for the fiscal quarter ended June 30, 2026 compared to the fiscal quarter ended June 30, 2025.

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its 2026 Q2 Form 10-Q and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the inability to complete the work required to file the 2026 Q2 Form 10-Q in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Lodging Fund REIT III, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2026 By: /s/ Samuel C. Montgomery

Name: Samuel C. Montgomery

Title: Chief Financial Officer